FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2012

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

INCORPORATION BY REFERENCE

Sappi Limited's report for the conformed third quarter results ended June 2012, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe 4arbor " provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Exceptfor historical information contained herein, statements contained in this Report on Form 6-K may constitute"forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect","intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

- the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including rawmaterial, energy and employee costs, and pricing);

- the impact on the business of the global economic downturn;

- unanticipated production disruptions (including as a result of planned or unexpected power outages);

- changes in environmental, tax and other laws and regulations;

- adverse changes in the markets for the Group's products;

- the emergence of new technologies and changes in consumer trends including increased preferences for digital media;

- consequences of the Group's leverage, including as a result of adverse changes in credit markets that affect the Group's ability to raise capital when needed;

- adverse changes in the political situation and economy in the countries in which the Group operates or the effect of governmental efforts to address present or future economic or social problems;

- the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructuring or strategic initiatives, and achieving expected savings and synergies; and

- currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20- F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

3rd Quarter results for the period ended June 2012

Form S-8 version



sappi

Inspired by life

3rd quarter results

Sappi works closely with customers, both direct and indirect, in over 100 countries to provide them with relevant and sustainable paper, paper-pulp and chemical cellulose products and related services and innovations.

Our market-leading range of paper products includes: coated fine papers used by printers, publishers and corporate end-users in the production of books, brochures, magazines, catalogues, direct mail and many other print applications; casting release papers used by suppliers to the fashion, textiles, automobile and household industries; and in our Southern African region, newsprint, uncoated graphic and business papers, premium-quality packaging papers, paper-grade pulp and chemical cellulose.

Our chemical cellulose products are used worldwide by converters to create viscose fibre, acetate tow, pharmaceutical products as well as a wide range of consumer products.

The pulp needed for our products is either produced within Sappi or bought from accredited suppliers. Across the group, Sappi is close to 'pulp neutral', meaning that we sell almost as much pulp as we buy.

Sales by source*



▉ Europe	53%
▉ Southern Africa	25%
▉ North America	22%

Sales by destination*



▉ Europe	45%
▉ North America	23%
▉ Asia and other	19%
▉ Southern Africa	13%

Sales by product group*



▉ Coated fine paper	63%
▉ Pulp	15%
▉ Uncoated fine paper	7%
▉ Specialities	7%
▉ Commodity paper	7%
▉ Other	1%

* for the period ended June 2012

This cover picture is a photograph of a stylised transverse cross-section of Eucalyptus wood. The large circles are vessels which transport water up and down the tree and the smaller circles are the fibres which we use to make paper and chemical cellulose.

Fibres are separated in the pulping process through the softening and removal of lignin which acts as a glue between the fibres in the wood. In papermaking, fibres are re-formed to form a flat, strong and uniform surface for printing and writing.

*Photograph taken by **Dr Valerie Grzekowiak***

sappi
Inspired by life

Financial summary for the quarter

- Operating profit US$34 million (Q3 2011 US$54 million)
- Operating profit excluding special items US$60 million
  (Q3 2011 US$60 million)
- Market conditions deteriorated during the quarter
- Extended maturities and lower finance costs from refinancing of 2014 bonds going forward
- Once-off charges of US$89 million related to refinancing – negative EPS
- Impact of planned annual maintenance shuts at major pulp mills
- Chemical cellulose expansions on track

	Quarter ended			Nine months ended	
	Jun 2012	Jun 2011	Mar 2012	Jun 2012	Jun 2011
Key figures: (US$ million)					
Sales	1,544	1,802	1,633	4,762	5,499
Operating profit	34	54	120	261	174
Special items – losses[1]	26	6	5	24	150
Operating profit excluding special items[2]	60	60	125	285	324
Loss (profit) for the period	(106)	(68)	58	(3)	(105)
EBITDA excluding special items[2]	150	164	217	561	638
Basic (loss) earnings per share (US cents)	(20)	(13)	11	(1)	(20)
Key ratios: (%)					
Operating profit to sales	2.2	3.0	7.4	5.5	3.2
Operating profit excluding special items to sales	3.9	3.3	7.7	6.0	5.9
EBITDA excluding special items to sales	9.7	9.1	13.3	11.8	11.6
Net asset value per share (US cents)	299	362	315	299	362

(1) Refer to note 10 to the group results for details on special items.

(2) Refer to note 10 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit, and loss for the period.

sappi 3rd quarter results

Commentary on the quarter

Operating profit for the quarter was US$34 million (Q3 2011 US$54 million).

Operating profit excluding special items for the quarter was in line with guidance and similar to that achieved in the corresponding quarter in the prior year. Performance was impacted, as anticipated, by planned annual maintenance shuts as well as seasonal factors when compared to the prior quarter. Market conditions however deteriorated more than expected in the quarter as a result of the uncertainty in Europe and a general slowdown in all major markets.

Sales for the quarter was US$1.5 billion, a decrease of 14% in US Dollar terms compared to the equivalent quarter a year ago primarily due to a stronger US Dollar which impacted the translation of the European and South African sales, and 7% lower sales volumes in Europe.

The Southern African chemical cellulose business continued to perform strongly, with higher US Dollar pulp prices compared to the prior quarter being aided by a weaker Rand. The scheduled annual maintenance shut at Saiccor was postponed until early in the fourth quarter to enable the business to benefit from robust demand, continued strong manufacturing performance and in light of the declining trend in pulp prices.

During the quarter we announced a tender offer and redemption for up to US$700 million of the 2014 bonds. The repurchase of the 2014 bonds will be completed in early August and will result in annual cash interest savings of approximately US$30 million. The bonds were successfully refinanced with a US$400 million bond due 2017 at 7.750% and a US$300 million bond due 2019 at 8.375%. The full US$89 million accounting cost of the refinancing of the 2014 bonds was booked in the quarter, US$44 million of this charge is non-cash and relates to the accelerated write-off of the discount and costs incurred at the issue of these bonds.

The repayment of the 2014 bonds resulted in the unwinding of currency swaps linked to the bonds. The mark-to-market of the swaps is in Sappi's favour and a positive cash settlement of approximately US$36 million is expected in our fourth quarter.

Special items for the quarter was a charge of US$26 million, comprised mainly of a plantation price fair value adjustment and charges related to flooding at Cloquet Mill.

Cash flow and debt

Cash retained from operating activities was US$52 million for the quarter, an improvement from the same quarter last year.

Net capital expenditure for the quarter was US$108 million, compared to US$60 million in the prior quarter and reflects the increased capital expenditure attributable to the Ngodwana and Cloquet chemical cellulose conversions. Capital expenditure for the full year is expected to be below US$425 million.

Interest-bearing borrowings (including bank overdrafts) less cash and cash equivalents ('net debt') increased during the quarter to US$2,213 million as a result of the cash utilised and the once-off charges related to the early redemption of the 2014 bonds, partly offset by currency movements.

Operating Review – Quarter ended June 2012 compared with quarter ended June 2011

Sappi Fine Paper

	Quarter ended Jun 2012 US$ million	Quarter ended Mar 2012 US$ million	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million
Sales	1,155	1,232	1,198	1,337	1,350
Operating profit	17	77	44	22	28
Operating profit to sales (%)	1.5	6.3	3.7	1.6	2.1
Special items – losses (gains)	11	(4)	(5)	17	2
Operating profit excluding special items	28	73	39	39	30
Operating profit excluding special items to sales (%)	2.4	5.9	3.3	2.9	2.2

Sales volumes for the quarter were 5% lower than in the previous quarter and the equivalent quarter in the prior year. The improvement in margins compared to the equivalent quarter in the prior year reflects the benefits of the various variable and fixed cost reductions that have been implemented in the past year across all regions.

Europe

	Quarter ended Jun 2012 US$ million	Quarter ended Mar 2012 US$ million	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million
Sales	795	883	846	942	979
Operating profit (loss)	4	53	34	(18)	(4)
Operating profit (loss) to sales (%)	0.5	6.0	4.0	(1.9)	(0.4)
Special items – losses (gains)	6	(4)	(5)	23	2
Operating profit (loss) excluding special items	10	49	29	5	(2)
Operating profit (loss) excluding special items to sales (%)	1.3	5.5	3.4	0.5	(0.2)

Volumes sold during the quarter were lower as a result of the seasonally slower demand and the planned maintenance shuts at our pulp mills. Nevertheless, demand was weaker than expected and 7% below that of the equivalent quarter last year.

Average prices realised were marginally higher than the previous quarter, helped by a weaker Euro exchange rate and the impact on export sales prices. However, variable costs per ton were also higher as the prices of most major inputs increased. Despite this, expenses continue to be tightly managed and were 5% lower than the equivalent quarter last year. As a result, operating margins have all improved.

Sappi Fine Paper Europe incurred fire damage at Nijmegen Mill in July 2012, the financial impact of which is estimated to be US$7 million to the group.

North America

	Quarter ended Jun 2012 US$ million	Quarter ended Mar 2012 US$ million	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million
Sales	360	349	352	395	371
Operating profit	13	24	10	40	32
Operating profit to sales (%)	3.6	6.9	2.8	10.1	8.6
Special items – losses (gains)	5	–	–	(6)	–
Operating profit excluding special items	18	24	10	34	32
Operating profit excluding special items to sales (%)	5.0	6.9	2.8	8.6	8.6

Despite a weaker market environment, sales volumes in the North American business were 2% and 3% higher than in the equivalent quarter last year and the prior quarter respectively, as higher coated paper sales volumes more than offset lower pulp and speciality paper sales volumes. Paper prices were lower, compared both to the prior quarter and the equivalent quarter last year, whilst pulp prices were lower than in the equivalent quarter last year, but higher than in the prior quarter.

A focus on cost containment and productivity improvements ensured variable costs per ton were lower than in the equivalent quarter last year and the prior quarter. During the quarter, Cloquet Mill completed a scheduled cold outage which negatively impacted the results compared to the prior quarter.

Severe flooding in Minnesota led to a temporary shutdown of Cloquet Mill in late June, impacting both paper and pulp production for approximately 7 days. The impact on the group operating profit was approximately US$5 million for the quarter, recorded in special items.

Sappi Southern Africa

	Quarter ended Jun 2012 US$ million	Quarter ended Mar 2012 US$ million	Quarter ended Dec 2011 US$ million	Quarter ended Sept 2011 US$ million	Quarter ended Jun 2011 US$ million
Sales	389	401	387	450	452
Operating profit (loss)	16	44	63	(64)	22
Operating profit (loss) to sales (%)	4.1	11.0	16.3	(14.2)	4.9
Special items – losses (gains)	15	9	(2)	105	4
Operating profit excluding special items	31	53	61	41	26
Operating profit excluding special items to sales (%)	8.0	13.2	15.8	9.1	5.8

The Southern African chemical cellulose business had an excellent production and sales quarter, with higher US Dollar pulp prices and a weaker Rand compared to the prior quarter.

During the quarter, Ngodwana Mill underwent an extended planned annual maintenance shut. This shut negatively impacted the results compared to the prior quarter. The decision was made to postpone the planned annual maintenance shut at Saiccor Mill to July due to the strong sales momentum, operating performance and declining US Dollar pulp prices.

The Southern African paper business experienced a decline in sales volumes and prices compared to the prior quarter. In particular, the containerboard and paper pulp sales were challenging for both volume and price, whilst the office paper and newsprint businesses were more robust.

Variable costs per ton remain in line with the equivalent quarter last year, whilst benefits from the fixed cost savings as a result of the Southern African restructuring started to take effect during the quarter.

Outlook

Market conditions are expected to remain generally tough, with greater uncertainty and lack of visibility. Trading conditions are expected to be weaker than a year ago, with lower volumes for most of our products and pricing, particularly for pulp, to remain under pressure. We believe input prices should remain generally flat and that fixed costs are well under control.

US Dollar exchange rate strength should be favourable for our European and South African businesses with increased margins on export sales in particular.

Saiccor Mill's production remains sold out and both the Ngodwana and Cloquet mills conversion projects are progressing well and expected to begin operations in the third fiscal quarter of 2013. Good progress continues to be made with volume commitments for the additional chemical cellulose capacity.

The benefits from the refinancing of the 2014 bonds completed in the past quarter are expected to commence in the fourth fiscal quarter, and the annual interest charge is expected to decrease by approximately US$45 million as a result, with the cash interest charge reducing by approximately US$30 million per annum. The refinancing has left us with a much improved maturity profile, with no substantial debt repayments until 2017.

For the fourth fiscal quarter, operating profit is expected to be higher than in the equivalent quarter in 2011. Operating profit excluding special items for the year is expected to be below that achieved in 2011. We expect positive earnings per share for the full year.

Cash generated from operations for the quarter is expected to be strong. In addition, we are making good progress in terms of our strategy to dispose of non-essential assets in order to improve cash generation. Following the end of the quarter, the Biberist mill and associated land was sold for US$57 million and the Adamas mill land and buildings were sold for US$6 million. We expect our net debt to reduce through the quarter to around US$2 billion.

Notwithstanding the current tough trading conditions, we believe that the strategic actions that we are and have been taking are positioning the group well for both improved margins from our paper divisions and for expansion in higher margin growth businesses such as chemical cellulose. We are confident that the actions taken, including the refinancing completed in the last quarter, the disposal of non-essential assets described above as well as the reduction in our cost base, will allow us to complete the current growth projects whilst reducing our debt and strengthening our financial position.

Directorate

Mr Steve Binnie joined Sappi as Chief Financial Officer designate on 09 July 2012, and will be appointed Chief Financial Officer and an Executive Director of the company on 01 September 2012, following Mr Mark Thompson's retirement as Chief Financial Officer and Executive Director at the end of August 2012.

Professor Meyer Feldberg, the lead independent director, will retire from the board at the end of December 2012, having reached the board's retirement age of 70 years. Sir Nigel Rudd will succeed Professor Feldberg as lead independent director at that time.

On behalf of the board

R J Boëttger   M R Thompson
Director   **Director**   03 August 2012

Condensed group income statement

	Note	Quarter ended Jun 2012 US$ million	Quarter ended Jun 2011 US$ million	Nine months ended Jun 2012 US$ million	Nine months ended Jun 2011 US$ million
Sales		1,544	1,802	4,762	5,499
Cost of sales		1,404	1,639	4,189	4,872
Gross profit		140	163	573	627
Selling, general and administrative expenses		103	107	315	328
Other operating expenses (income)		3	4	(3)	131
Share of profit from associates and joint ventures		–	(2)	–	(6)
Operating profit	2	34	54	261	174
Net finance costs		141	112	246	251
Net interest		142	121	253	276
Finance cost capitalised		(2)	–	(4)	–
Net foreign exchange loss (gain)		1	(3)	(1)	(10)
Net fair value gain on financial instruments		–	(6)	(2)	(15)
(Loss) profit before taxation		(107)	(58)	15	(77)
Taxation		(1)	10	18	28
Current		7	8	12	12
Deferred		(8)	2	6	16
Loss for the period		(106)	(68)	(3)	(105)
Basic loss per share (US cents)		(20)	(13)	(1)	(20)
Weighted average number of shares in issue (millions)		520.8	519.9	520.7	519.7
Diluted basic loss per share (US cents)		(20)	(13)	(1)	(20)
Weighted average number of shares on fully diluted basis (millions)		520.8	519.9	520.7	519.7

Condensed group statement of comprehensive income

	Quarter ended Jun 2012 US$ million	Quarter ended Jun 2011 US$ million	Nine months ended Jun 2012 US$ million	Nine months ended Jun 2011 US$ million
Loss for the period	(106)	(68)	(3)	(105)
Other comprehensive income (loss), net of tax	18	(3)	71	80
Exchange differences on translation of foreign operations	(70)	(6)	(10)	63
Movements in hedging reserves	(14)	3	(23)	18
Deferred tax effect of above items	1	–	3	(1)
Recognition of previously unrecognised deferred tax asset[1]	101	–	101	–
Total comprehensive (loss) income for the period	(88)	(71)	68	(25)

(1) Relates to amounts recognised within other comprehensive income in previous fiscal years.

8

Condensed group balance sheet

	Jun 2012 US$ million	Sept 2011 US$ million
ASSETS		
Non-current assets	**4,035**	4,085
Property, plant and equipment	3,098	3,235
Plantations	560	580
Deferred taxation	144	45
Other non-current assets	233	225
Current assets	**1,978**	2,223
Inventories	773	750
Trade and other receivables	782	834
Cash and cash equivalents	403	639
Assets held for sale	20	–
Total assets	**6,013**	6,308
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,557	1,478
Non-current liabilities	**3,080**	3,178
Interest-bearing borrowings	2,209	2,289
Deferred taxation	334	336
Other non-current liabilities	537	553
Current liabilities	**1,376**	1,652
Interest-bearing borrowings	406	449
Bank overdraft	1	1
Other current liabilities	950	1,182
Taxation payable	19	20
Total equity and liabilities	**6,013**	6,308
Number of shares in issue at balance sheet date (millions)	520.8	520.5

Condensed group statement of cash flows

	Quarter ended Jun 2012 US$ million	Quarter ended Jun 2011 US$ million	Nine months ended Jun 2012 US$ million	Nine months ended Jun 2011 US$ million
Loss for the period	(106)	(68)	(3)	(105)
Adjustment for:				
Depreciation, fellings and amortisation	108	125	333	378
Taxation	(1)	10	18	28
Net finance costs	141	112	246	251
Defined post-employment benefits	(16)	(17)	(39)	(50)
Plantation fair value adjustments	(1)	(21)	(40)	(44)
Asset (impairment reversals) impairments	(3)	–	(3)	69
Net restructuring provisions	–	2	1	68
Other non-cash items	15	5	33	20
Cash generated from operations	137	148	546	615
Movement in working capital	(27)	(46)	(217)	(364)
Net finance costs paid	(56)	(40)	(157)	(194)
Taxation paid	(2)	(17)	(12)	(31)
Cash retained from operating activities	52	45	160	26
Cash utilised in investing activities	(108)	(65)	(236)	(142)
Net cash utilised from operating and investing activities	(56)	(20)	(76)	(116)
Cash effects of financing activities	32	(190)	(142)	(364)
Net movement in cash and cash equivalents	(24)	(210)	(218)	(480)

Condensed group statement of changes in equity

	Nine months ended Jun 2012 US$ million	Nine months ended Jun 2011 US$ million
Balance – beginning of period	1,478	1,896
Total comprehensive income (loss) for the period	68	(25)
Transfers from the share purchase trust	2	6
Transfers of vested share options	(2)	(7)
Share-based payment reserve	11	14
Balance – end of period	1,557	1,884

Notes to the condensed group results

1. **Basis of preparation**

    The condensed consolidated interim financial results for the nine months ended June 2012 have been prepared in compliance with the Listings Requirements of the JSE Limited and in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, AC 500 standards issued by the Accounting Practices Board, the requirements of the Companies Act of South Africa and the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these interim financial results are consistent with those applied for the year ended September 2011.

    The 9 months ended June 2012 consists of 39 weeks compared to the prior year 9 months which consisted of 40 weeks.

    The preparation of this condensed consolidated financial information was supervised by the Chief Financial Officer, M R Thompson CA (SA).

    The results are unaudited.

	Quarter ended Jun 2012 US$ million	Quarter ended Jun 2011 US$ million	Nine months ended Jun 2012 US$ million	Nine months ended Jun 2011 US$ million
2. Operating profit				
Included in operating profit are the following non-cash items:				
Depreciation and amortisation	**90**	104	**276**	314
Fair value adjustment on plantations (included in cost of sales)				
Changes in volume				
Fellings	**18**	21	**57**	64
Growth	**(21)**	(23)	**(64)**	(60)
	(3)	(2)	**(7)**	4
Plantation price fair value adjustment	**20**	2	**24**	16
	17	–	**17**	20
Included in other operating expenses (income) are the following:				
Asset (impairment reversals) impairments	**(3)**	–	**(3)**	69
Loss (profit) on disposal of property, plant and equipment	**2**	–	**(7)**	–
Net restructuring provisions	**–**	2	**1**	68
Black Economic Empowerment charge	**1**	1	**3**	3

	Quarter ended Jun 2012 US$ million	Quarter ended Jun 2011 US$ million	Nine months ended Jun 2012 US$ million	Nine months ended Jun 2011 US$ million
3. Headline loss per share				
Headline loss per share (US cents)	**(20)**	(13)	**(2)**	(8)
Weighted average number of shares in issue (millions)	**520.8**	519.9	**520.7**	519.7
Diluted headline loss per share (US cents)	**(20)**	(13)	**(2)**	(8)
Weighted average number of shares on fully diluted basis (millions)	**520.8**	519.9	**520.7**	519.7
Calculation of headline loss				
Loss for the period	**(106)**	(68)	**(3)**	(105)
Asset (impairment reversals) impairments	**(3)**	–	**(3)**	69
Loss (profit) on disposal of property, plant and equipment	**2**	–	**(7)**	–
Tax effect of above items	**1**	2	**1**	(3)
Headline loss	**(106)**	(66)	**(12)**	(39)
4. Capital expenditure				
Property, plant and equipment	**107**	69	**243**	161

	Jun 2012 US$ million	Sept 2011 US$ million
5. Capital commitments		
Contracted	**254**	61
Approved but not contracted	**263**	416
	517	477
6. Contingent liabilities		
Guarantees and suretyships	**31**	33
Other contingent liabilities	**8**	15
	39	48

7. Material balance sheet movements
Interest-bearing borrowings

In October 2011, the group repaid US$130 million (ZAR1,000 million) of the ZAR 10.64% fixed rate public bonds in Southern Africa with US$130 million from cash resources.

In April 2012, the group issued a three-year ZAR750 million (US$98 million) floating rate bond ('SSA02') at a 144 basis points spread over the 6-month Johannesburg Inter-bank Agreed Rate. The floating rate of the new bond was swapped into a fixed rate of 7.78%. The proceeds of the bonds were used partly to refinance the ZAR500 million (US$65 million) bond ('SMF3') that matured on 29 June 2012.

In June 2012, the group accelerated the premium and other costs associated with its senior secured notes due 2014 in line with its intention to early redeem these notes. This resulted in an increase in net debt at reporting date and a corresponding charge of US$89 million which is included in net finance costs.

Deferred tax assets

During the quarter, the group reassessed the recoverability of its deferred tax assets in Sappi Fine Paper North America. A deferred tax asset of US$101 million was recognised largely in other comprehensive income.

Other current liabilities

Other current liabilities were reduced by payments of liabilities relating to restructuring costs and accruals.

8. **Assets held for sale**

    As at the end of the quarter, the following assets were classified as assets held for sale:

    –   The shares of Sappi Schweiz AG in Sappi Fine Paper Europe. The shares were disposed of in July 2012.

    –   Property, plant and equipment in Sappi Southern Africa with a book value of ZAR73 million (US$9 million).

    Refer to note 9 for more detail on assets sold subsequent to quarter-end.

9. **Post balance sheet events**

    Sappi Fine Paper Europe concluded an agreement to sell the shares of Sappi Schweiz AG. The assets in the company which are disclosed as held for sale, comprised mostly of the Biberist Mill land and buildings with a book value of €9 million (US$11 million). The shares were sold for €43 million (US$57 million) resulting in a profit on disposal of US$51 million which includes the realisation of a foreign currency translation reserve that was previously disclosed in other comprehensive income. Biberist Mill was closed in fiscal 2011.

    Sappi Southern Africa disposed of land and buildings at Adamas Mill that were held for sale at quarter-end. These assets with a book value of ZAR22 million (US$3 million) were sold for ZAR45 million (US$6 million) resulting in a profit on disposal of US$3 million. Adamas Mill was closed in fiscal 2012.

    Sappi Fine Paper Europe incurred fire damage at its Nijmegen Mill. The damage was limited to the electric cables infrastructure which resulted in a temporary shut of the paper machine. The financial impact of the fire is estimated to be €5 million (US$7 million) to the group.

    In July 2012, the group received the proceeds of US$700 million relating to a new bond offering of senior secured notes. The new notes were placed in June 2012 and comprise US$400 million notes due 2017 with a coupon of 7.750% per annum and US$300 million notes due 2019 with a coupon of 8.375% per annum. The proceeds of the new notes together with cash on hand, via tender offer and call redemption, are being used to refinance US$700 million of the principal amount of the existing senior secured notes due 2014. This refinancing transaction will result in reduced annual cash interest costs of approximately US$30 million. Refer to note 7 for the once-off costs incurred in the quarter as a result of the refinancing.

10. Segment information

		Quarter ended Jun 2012 Metric tons (000's)	Quarter ended Jun 2011 Metric tons (000's)	Nine months ended Jun 2012 Metric tons (000's)	Nine months ended Jun 2011 Metric tons (000's)
Sales volume					
Fine Paper –	North America	351	344	1,031	1,057
	Europe	843	909	2,611	2,903
	Total	1,194	1,253	3,642	3,960
Southern Africa –	Pulp and paper	435	406	1,253	1,272
	Forestry	294	252	830	688
Total		1,923	1,911	5,725	5,920

		Quarter ended Jun 2012 US$ million	Quarter ended Jun 2011 US$ million	Nine months ended Jun 2012 US$ million	Nine months ended Jun 2011 US$ million
Sales					
Fine Paper –	North America	360	371	1,061	1,125
	Europe	795	979	2,524	3,023
	Total	1,155	1,350	3,585	4,148
Southern Africa –	Pulp and paper	367	430	1,114	1,291
	Forestry	22	22	63	60
Total		1,544	1,802	4,762	5,499
Operating profit (loss) excluding special items					
Fine Paper –	North America	18	32	52	95
	Europe	10	(2)	88	63
	Total	28	30	140	158
Southern Africa		31	26	145	158
Unallocated and eliminations[1]		1	4	–	8
Total		60	60	285	324
Special items – losses (gains)					
Fine Paper –	North America	5	–	5	(1)
	Europe	6	2	(3)	116
	Total	11	2	2	115
Southern Africa		15	4	22	31
Unallocated and eliminations[1]		–	–	–	4
Total		26	6	24	150

(1) Includes the group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

		Quarter ended Jun 2012 US$ million	Quarter ended Jun 2011 US$ million	Nine months ended Jun 2012 US$ million	Nine months ended Jun 2011 US$ million
Segment operating profit (loss)					
Fine Paper –	North America	13	32	47	96
	Europe	4	(4)	91	(53)
	Total	17	28	138	43
Southern Africa		16	22	123	127
Unallocated and eliminations[1]		1	4	–	4
Total		34	54	261	174
EBITDA excluding special items					
Fine Paper –	North America	38	50	110	150
	Europe	60	57	237	238
	Total	98	107	347	388
Southern Africa		52	53	214	242
Unallocated and eliminations[1]		–	4	–	8
Total		150	164	561	638
Segment assets					
Fine Paper –	North America	926	916	926	916
	Europe	1,852	2,216	1,852	2,216
	Total	2,778	3,132	2,778	3,132
Southern Africa		1,653	2,072	1,653	2,072
Unallocated and eliminations[1]		66	72	66	72
Total		4,497	5,276	4,497	5,276

(1) Includes the group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit and loss for the period(1)

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

	Quarter ended Jun 2012 US$ million	Quarter ended Jun 2011 US$ million	Nine months ended Jun 2012 US$ million	Nine months ended Jun 2011 US$ million
EBITDA excluding special items	150	164	561	638
Depreciation and amortisation	(90)	(104)	(276)	(314)
Operating profit excluding special items	60	60	285	324
Special items – (losses) gains	(26)	(6)	(24)	(150)
Plantation price fair value adjustment	(20)	(2)	(24)	(16)
Net restructuring provisions	–	(2)	(1)	(68)
(Loss) profit on disposal of property, plant and equipment	(2)	–	7	–
Asset impairment reversals (impairments)	3	–	3	(69)
Black Economic Empowerment charge	(1)	(1)	(3)	(3)
Insurance recoveries	–	(1)	–	10
Fire, flood, storm and related events	(6)	–	(6)	(4)
Segment operating profit	34	54	261	174
Net finance costs	(141)	(112)	(246)	(251)
(Loss) profit before taxation	(107)	(58)	15	(77)
Taxation	1	(10)	(18)	(28)
Loss for the period	(106)	(68)	(3)	(105)
Reconciliation of segment assets to total assets				
Segment assets	4,497	5,276	4,497	5,276
Deferred taxation	144	57	144	57
Cash and cash equivalents	403	362	403	362
Other current liabilities	950	1,167	950	1,167
Taxation payable	19	26	19	26
Total assets	6,013	6,888	6,013	6,888

(1) In compliance with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled both operating profit excluding special items and EBITDA excluding special items to loss for the period, rather than operating profit.

We use operating profit excluding special items and EBITDA excluding special items as internal measures of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit excluding special items and EBITDA excluding special items are used as measures by the group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe operating profit excluding special items and EBITDA excluding special items are useful measures of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. For these reasons, we believe operating profit excluding special items, EBITDA excluding special items and other similar measures are regularly used by the investment community as a means of comparison of companies in our industry.

Different companies and analysts may calculate operating profit excluding special items and EBITDA excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit excluding special items and EBITDA excluding special items are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS.

Supplemental information

Exchange rates

	Jun 2012	Mar 2012	Dec 2011	Sept 2011	Jun 2011
Exchange rates:					
Period end rate: US$1 = ZAR	8.1650	7.6725	8.0862	8.0963	6.7300
Average rate for the Quarter: US$1 = ZAR	8.1229	7.7511	8.0915	7.1501	6.7890
Average rate for the YTD: US$1 = ZAR	7.9885	7.9237	8.0915	6.9578	6.8941
Period end rate: €1 = US$	1.2660	1.3344	1.2948	1.3386	1.4525
Average rate for the Quarter: €1 = US$	1.2838	1.3116	1.3482	1.4126	1.4398
Average rate for the YTD: €1 = US$	1.3145	1.3299	1.3482	1.3947	1.3890

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sappi 3rd quarter results

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2012

SAPPI LIMITED,

By: /s/ M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer